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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 10, 2007

THUNDER MOUNTAIN GOLD

(Exact Name of Registrant as Specified in its Charter)

Idaho	**001-08429**	**91-1031075**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1239 Parkview Drive, Elko, Nevada	**89801**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **775-738-9826**

N/A

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 8.01 Other Events

On December 10, 2007, articles of incorporation were filed with the Secretary of State in Nevada for a company named Thunder Mountain Gold, Inc., a Nevada Corporation. The Directors of Thunder Mountain Gold, Inc. (Nevada) are E. James Collord, Robin S. McRae, G. Peter Parsley, Edward Fields, and Eric T. Jones.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference to such filing.

Item 9.01. Financial Statements and Exhibits

(d) Exhibit 3.1 – Articles of Incorporation

SIGNATURES

FORM 8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER MOUNTAIN GOLD, INC.
(Registrant)

By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: December 11, 2007

Exhibit 3.1



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **THUNDER MOUNTAIN GOLD, INC.**, did on December 10, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on December 11, 2007.

ROSS MILLER
Secretary of State

By

Certification Clerk

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

December 10, 2007

Job Number
C20071210-1945

Corporation Number
E0837112007-5

Filing Description

Articles of Incorporation

Document Filing Number

20070838673-44

Date/Time of Filing

December 10, 2007 02:19:23 PM

Corporation Name

THUNDER MOUNTAIN GOLD, INC.

Resident Agent

E. JAMES COLLORD

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
~signature~ Ross Miller Secretary of State State of Nevada	20070838673-44
	Filing Date and Time 12/10/2007 2:19 PM
	Entity Number E0837112007-5

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Thunder Mountain Gold, Inc.	

2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served).

E. James Collord
Name

1239 Parkview Drive — Elko — Nevada 89801
(MANDATORY) Physical Street Address — City — Zip Code

(OPTIONAL) Mailing Address — City — State Zip Code

3. Shares: (number of shares corporation is authorized to issue)

Number of shares with par value: 200,000,000 p   Par value per share: $ .001
5,000,000 s $ .0001

Number of shares without par value:

4. Names & Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age: attach additional page if more than 3 directors/trustees)

1. E. James Collord
Name
1239 Parkview Drive — Elko — NV 89801
Street Address — City — State Zip Code

2. Robin S. McRae
Name
1239 Parkview Drive — Elko — NV 89801
Street Address — City — State Zip Code

3. G. Peter Parsley
Name
1239 Parkview Drive — Elko — NV 89801
Street Address — City — State Zip Code

5. Purpose: (optional - see instructions)

The purpose of this Corporation shall be:
See Attached Articles of Incorporation, Article III

6. Name, Address and Signature of Incorporator: (attach additional page if more than 1 incorporator)

E. James Collord
Name
X _~signature~_
Signature
1239 Parkview Drive — Elko — NV 89801
Address — City — State Zip Code

7. Certificate of Acceptance of Appointment of Resident Agent:

I hereby accept appointment as Resident Agent for the above named corporation.

X _~signature~_
Authorized Signature of R. A. or On Behalf of R. A. Company

DEC 1 1 2007
Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: secretaryofstate.biz

Resident Agent Acceptance

General instructions for this form:

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Please print legibly or type; Black Ink Only
2. Complete all fields. Do not highlight.
3. Ensure that document is signed in signature field.

In the matter of Thunder Mountain Gold, Inc.
(Name of business entity)

I, E. James Collord
(Name of resident agent)

hereby state that on _____ I accepted the appointment as resident agent
(Date)

for the above named business entity. The street address of the resident agent in this

state is as follows:

1239 Parkview Drive | Suite number
(MANDATORY) Physical Street Address |

Elko   **NEVADA** | 89801
City | Zip Code

Optional: (address where mail will be sent)

1239 Parkview Drive | Suite number
(OPTIONAL) Additional Mailing Address |

Elko | NV | 89801
City | State | Zip Code

Signature:

X _____

Authorized Signature of R.A. or On Behalf of R.A. Company   Date

Nevada Secretary of State RA Acceptance 2007
Revised on: 01/01/07

ARTICLES OF INCORPORATION
OF
THUNDER MOUNTAIN GOLD, INC.

Pursuant to the provision of the Nevada Business Corporation Act, §78.010, et. seq. the undersigned corporation hereby adopts the following Articles of Incorporation as follows:

ARTICLE I
NAME

The name of this corporation is **THUNDER MOUNTAIN GOLD, INC.**

ARTICLE II
DURATION

This corporation has perpetual existence.

ARTICLE III
CORPORATION PURPOSES

The purpose or purposes for which the Corporation is organized are all things necessary or convenient to carry out any lawful business, including the natural resources industry, as well as those itemized under Chapter 78 of Nevada Revised Statutes, including any amendments thereto or successor statute that may hereinafter be enacted.

ARTICLE IV
CAPITALIZATION

Section 1:   Aggregate Number of Shares

The total number of shares which the Corporation shall have authority to issue is 205,000,000 of which (a) 5,000,000 shares shall be Preferred Stock of par value $0.0001 per share, (b) 200,000,000 shares shall be Common Stock of the par value of $0.001 per share.

Section 2:   Rights of Preferred Stock

The Preferred Stock may be issued from time to time in one or more series and with such designation for each such series as shall be stated and expressed in the resolution or resolutions providing for the issue of each such series adopted by the Board of Directors. The Board of Directors in any such resolution or resolutions is expressly authorized to state and express for each such series:

(i)   The voting powers, if any, of the holders of stock of such series;

(ii)   The rate per annum and the times at and conditions upon which the holders of stock of such series shall be entitled to receive dividends, and whether such dividends shall be cumulative or noncumulative and if cumulative the terms upon which such dividends shall be cumulative;

(iii)   The price or prices and the time or times at and the manner in which the stock of such series shall be redeemable and the terms and amount of any sinking fund provided for the

1

purchase or redemption of shares;

(iv)   The rights to which the holders of the shares of stock of such series shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(v)   The terms, if any, upon which shares of stock of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and

(vi)   Any other designations, preferences, and relative participating, optimal or other special rights, and qualifications, limitations or restrictions thereof so far as they are not inconsistent with the provisions of the Articles of Incorporation, as amended, and to the full extent now or hereafter permitted by the laws of Nevada.

Section 3:   Rights of Common Stock

The Common Stock may be issued from time to time in one or more Classes and with such designation for each such Classes as shall be stated and expressed in the resolution or resolutions providing for the issue of each such Classes adopted by the Board of Directors. The Board of Directors in any such resolution or resolutions is expressly authorized to state and express for each such Class:

(i)   The voting powers, if any, of the holders of stock of such Class;

(ii)   The rate per annum and the times at and conditions upon which the holders of stock of such Class shall be entitled to receive dividends, and whether such dividends shall be cumulative or noncumulative and if cumulative the terms upon which such dividends shall be cumulative;

(iii)   The terms, if any, upon which shares of stock of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and

(iv)   Any other designations, preferences, and relative participating, optimal or other special rights, and qualifications, limitations or restrictions thereof so far as they are not inconsistent with the provisions of the Articles of Incorporation, as amended, and to the full extent now or hereafter permitted by the laws of Nevada.

ARTICLE V
NO PREEMPTIVE RIGHTS

Except as may otherwise be provided by the Board of Directors, no preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE VI
NO CUMULATIVE VOTING

Each shareholder entitled to vote at any election for Directors shall have the right to vote, in person or by proxy, one vote for each share of stock owned by such shareholder for as many persons as there are Directors to be elected and for whose election such shareholder has a right to vote, and no shareholder shall be entitled to cumulate their votes.

ARTICLE VII
BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws or adopt new Bylaws. Nothing herein shall deny the concurrent power of the shareholders to adopt, alter, amend or repeal the Bylaws.

ARTICLE VIII
REGISTERED OFFICE AND ADDRESS

The address of the registered office of the Corporation is: 1239 Parkview Drive, Elko, Nevada 89801 and the name of its initial registered agent at such address is E. James Collord.

ARTICLE IX
DIRECTORS' LIABILITY

To the full extent from time to time permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for conduct as a director. Neither the amendment or repeal of this Article, nor the adoption of any provision of the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director of the corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arisen, prior to such amendment, repeal or adoption.

ARTICLE X
LIMITATION ON RIGHT TO CALL SPECIAL SHAREHOLDERS' MEETING

Special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, upon not less than 30 nor more than 50 days' written notice to the stockholders of the Corporation.

ARTICLE XI
AMENDMENT TO ARTICLES OF INCORPORATION

This corporation reserves the right to amend or repeal any provisions contained in these Articles of Incorporation, in any manner now or hereafter permitted by law, and all rights and powers conferred herein on the shareholders and directors of this corporation are subject to this reserved power.

ARTICLE XII
SHAREHOLDER VOTE

Whenever the laws of the State of Nevada require the vote or concurrence of the holders of two-thirds of the outstanding shares entitled to vote thereon, with respect to any action to be taken by the stockholders of the Corporation, such action may be taken by the vote or concurrence of the holders of at least a majority of the shares entitled to vote thereon.



ARTICLE XIII
BOARD OF DIRECTORS

The qualifications, terms, of office, manner of election, time and place of meetings, and powers and duties of the Directors shall be prescribed in the Bylaws, but the number of first Directors shall be five and shall serve until the first annual meeting of shareholders or until his successor is elected and qualified; the names and post office addresses of the first Directors are as follows:

Name	Address
E. James Collord	1239 Parkview Drive, Elko, Nevada 89801
Robin S. McRae	1239 Parkview Drive, Elko, Nevada 89801
G. Peter Parsley	1239 Parkview Drive, Elko, Nevada 89801
Edward Fields	1239 Parkview Drive, Elko, Nevada 89801
Eric T. Jones	1239 Parkview Drive, Elko, Nevada 89801

ARTICLE XIV
LIMITATION OF LIABILITY

No director or officer of the Corporation shall be personally liable to the cooperation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer. However, the foregoing provision shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE XV
STATUTES NOT APPLICABLE

The provisions of Nevada Revised Statutes, 78.378 through 78.3793, inclusive, regarding the voting of a controlling interest in stock of a Nevada corporation and sections 78.411 through 78.444, inclusive, regarding combinations with interested stockholders, shall not be applicable to this Corporation.

The name and address of each incorporator is:

Name	Address
E. James Collord	1239 Parkview Drive, Elko, Nevada 89801

Executed in duplicate this 30 day of November, 2007.

E. JAMES COLLORD, Incorporator

-4-



STATE OF WASHINGTON)
)ss.
County of SPOKANE)

On this day personally appeared before me, E. JAMES COLLORD, to me known to be the individual described in and who executed the within and foregoing instrument, and acknowledged, that he signed the same as his free and voluntary act and deed, for the uses and purposes therein mentioned.

GIVEN under my hand and official seal this 30th day of November, 2007.

Charity L. Ward

Notary Public in and for the State of Washington, residing at 360 W. Boone Ave., Ste. #660. My Commission Expires: 7-29-2009

CHARITY L. WARD
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 29, 2009









(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

FILE NUMBER

E0837112007-5

THUNDER MOUNTAIN GOLD, INC.

(Name of Corporation)

FOR THE FILING PERIOD OF DEC, 2007 TO DEC, 2008. Due by Jan 31, 2008

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

E. JAMES COLLORD

1239 PARKVIEW DRIVE

NV

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR RESIDENT AGENT INFORMATION

Important: Read instructions before completing and returning this form.

THE ABOVE SPACE IS FOR OFFICE USE ONLY

1. Print or type names and addresses either residence or business, for all officers and directors. A **President, Secretary, Treasurer, or equivalent of and all Directors** must be named. Have an **officer** sign the form. *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $125.00 filing fee, if no capitalization. A $75.00 penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office.
4. Make your check payable to the **Secretary of State**. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 897014201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE: $125.00 LATE PENALTY: $75.00

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is: ____

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S) PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip
NAME	TITLE(S) SECRETARY (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip
NAME	TITLE(S) TREASURER (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip
NAME	TITLE(S) DIRECTOR		
ADDRESS	CITY	St	Zip

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer Title Date

Nevada Secretary of State Form Initial LIST-PROFIT 2003
Revised on: 08/24/07